

September 6, 2011

<u>Via E-mail</u>
Mr. Patrick Flynn
Chief Financial Officer
ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
P.O. Box 810, 1000 AV Amsterdam
The Netherlands

> **Re: ING Groep N.V.**
> **Form 6-K for June 30, 2011**
> **Filed on August 5, 2011**
> **File Number: 001-14642**

Dear Mr. Flynn:

We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide in response to this comment, we may have additional comments.

Notes to the condensed consolidated interim accounts
3 Investments
Exposure to debt securities
Greece, Ireland and Portugal, page 25

1. Please tell us how you concluded that the Greek Government Bonds that were not in the scope of the Private Sector Initiative were not impaired as of June 30, 2011 under paragraph 58 of IAS 39.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant